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Aron Izower	+1 212 521 5400
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Email: aizower@reedsmith.com	reedsmith.com

August 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Max A. Webb

Re:                             SFX Entertainment, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 12, 2013

File No. 333-189564

Dear Mr. Webb:

On behalf of our client, SFX Entertainment, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 31, 2013 (the “Comment Letter”), relating to the Company’s first amendment (such amendment, “Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-1 filed on July 18, 2013.  The Registration Statement was first publicly filed on June 25, 2013 and had initially been submitted confidentially to the Commission on November 13, 2012, as amended confidentially on April 25, 2013.  This letter accompanies the second amendment to the Registration Statement publicly filed with the Commission on August 12, 2013 (such amendment, “Amendment No. 2”).  For the Staff’s reference, we have included both a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter.  Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in Amendment No. 2 in response to the Staff’s comment.  All page references in the responses set forth below refer to page numbers in Amendment No. 2.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE •KAZAKHSTAN

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 58

1.                                We note your response to our prior comment nine but reissue in part. As previously requested, please revise the notes to the pro forma combined condensed financial statements to discuss the terms and accounting treatment for the earn-out that may be paid in connection with your purchase of the ID&T JV, including why management believes a fair value of zero was deemed appropriate. Your revised disclosure should be presented in a level of detail consistent with that provided in your response to our prior comment 9.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (4) to include a discussion of the earn-out that may be paid in connection with the Company’s acquisition of the ID&T JV. As part of this expanded disclosure, the Company has included the terms of the earn-out and the rationale for management’s determination that the fair value of zero is appropriate. The disclosure is presented with a level of detail consistent with the Company’s response to the Staff’s prior comment 9.

2.                                We note your response to our prior comment 18 but reissue as we do not consider your response to be fully responsive to our prior comment. In this regard, we note that you believe the payments to the sellers of Made should be accounted for as distributions to the owners for their respective ownership interest in Made during the period they retain a non-controlling interest in the business and therefore, the payments would not be considered as part of the purchase price. However, it is unclear why you conclude these payments should be accounted for as distributions rather than as part of the purchase price for the acquisition or as compensation for future services. Please tell us how you considered the guidance outlined in ASC 805-10-55-24 and 25 in determining the appropriate accounting treatment for these contingent payments. We may have further comment upon review of your response.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that for the purposes of the unaudited pro forma condensed combined financial statements the Company has evaluated the initial purchase agreement for the Made business and terms therein in light of the guidance as outlined in ASC 805-10-55-24 and the indicators set forth in paragraph 55-25. The Company respectfully advises the Staff that, upon further evaluation, the payments to the sellers will be treated as contingent consideration transferred as part of the Made acquisition and recorded at fair value. The Company evaluated all of the indicators outlined in ASC 805, including, in particular, the requirement for continued employment, the duration of employment, the level of compensation, the formula for determination of consideration and the other indicators outlined in ASC 805-10-55-25. The Company recognized that certain indicators, such as the formula for calculating the distribution payment, may permit a determination that the payments should be considered compensation; however, the Company determined that significant terms in the initial purchase agreement are such that the payments are part of the purchase price consideration.  The terms that led the Company to make this determination include, but are not limited to, the inclusion of the contingent payments as part of the planned acquisition, the absence of a requirement that the sellers remain employees of the Company to be eligible to receive the distribution payments and the provision of compensation in the sellers’ respective employment agreements that the Company believes to be at a level commensurate to the services the sellers will provide. However, the Company notes that, because its acquisition of Made has not been consummated, the fair value and the final accounting treatment may change once the transaction has been consummated and the Company finalizes the accounting for the acquisition.

3.                                Refer to footnote 4(b) — We note the disclosures that have been added to Note 4(b) in response to our prior comment number 19 in which you indicate that under both approaches that were utilized to determine the fair value of the company’s shares issued to acquire the ID&T Option, a discount for lack of marketability was applied. Please tell us and revise footnote 4(b) to disclose the marketability discounts used in the valuations of your common shares. Please note that it is generally staff position that discounts for lack of marketability in excess of 15% should not be used to value an entity’s shares unless there are long-term substantive restrictions on the transferability of the related shares. Please advise or revise as appropriate.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (4)(b) to disclose that the Company has utilized a 15.0% discount rate for the lack of marketability relating to the fair value of the Company’s shares used in valuing the 2,000,000 shares of the Company’s common stock that were issued in the connection with the Company’s acquisition of the ID&T Option.

4.                                Refer to footnote (5) — We note the disclosure added to footnote (5) that indicates that the pro forma adjustment for amortization excludes an adjustment to intangibles of the ID&T JV, as the business had no historical operations prior to your acquisition of a 51% interest in the ID&T JV on January 1, 2013. As the pro forma adjustments to the statement of operations are required to be prepared as if the acquisition transactions occurred on January 1, 2012 and the joint venture was formed at that time, please revise pro forma adjustment (5) to include amortization of the trademarks acquired in the ID&T JV transaction or explain in further detail why you do not believe this is required. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (5) to include amortization expense associated with the trademarks acquired in the ID&T JV transaction.

5.                                We note from your response to our prior comment 30 that the notes payable issued to the sellers of Made do not bear interest and therefore, no pro forma interest expense has been provided. In this regard, please explain why you are not required to impute interest pursuant to ASC 835-30.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (8) for long-term debt to include interest expense associated with the notes payable for the planned acquisition of Made and updated the Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2013 and the year ended December 31, 2012 on pages 68 and 69 to include this related interest expense.  Additionally, the Company has revised footnote (4) to reflect the present value of the notes payable to be issued to the sellers of Made as of March 31, 2013 as part of the calculation of the consideration to be paid for Made. All other associated amounts, such as the purchase price allocation, have been updated to reflect this change.

6.                                We note your response to our prior comment 32 and revised footnote (8); however, we were unable to recalculate the amount of original issue discount and amortization of Mr. Sillerman’s guarantee of $15,343 and $5,263 for the year ended December 31, 2012 and March 31, 2013, respectively. Please tell us and revise footnote (8) to explain in further detail how you calculated or determined the amortization expense associated with the original issue discount and Mr. Sillerman’s guarantee.

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (8) to provide detail regarding the term loan original issue discount, borrowing costs and Mr. Sillerman’s guarantee.  The Company included in this disclosure (i) interest expense of $23,281 for the year ended December 31, 2012, which consists of $6,519 in interest expense on the principal of the First Lien Term Loan Facility and the Made Notes, and $16,762 of amortization of the original issuance discount, deferred financing fees and Mr. Sillerman’s guarantee for the period from January 1, 2013 through December 31, 2012, and (ii) interest expense of $6,734 for the three months ended March 31, 2013, which consists of $1,630 in interest expense on the principal of the First Lien Term Loan Facility and the Made Notes, and $5,727 of amortization of the original issuance discount, deferred financing fees and Mr. Sillerman’s guarantee for the period from January 1, 2013 through March 31, 2013, less $63 of interest expense included in the historical financial statements of the Company. Additionally, the Company has prepared an updated amortization schedule, which illustrates the amortization of these costs and is attached to this letter as Appendix A.

7.                                Refer to footnote (9) — we note the changes that have been made to footnote (9) in response to our prior comment number 35. Please tell us and explain in footnote (9)(b) how you calculated or determined the $11,301 adjustments made to additional paid in capital and non-controlling interest in connection with the planned increase in your ownership in the ID&T JV from 51% to 75% as contemplated by the ID&T Option.

The Company respectfully advises the Staff that it has updated the disclosure in footnote (9)(b) and that it has preliminarily estimated that, as of March 31, 2013, the fair value of the ID&T JV was $23,073, as determined based on the fair value of the non-controlling interest on January 1, 2013, the date the Company acquired a controlling interest in the ID&T JV of $23,366, less the $(293) in operating loss attributable to the non-controlling interest holders for that period. Therefore, for purposes of the unaudited pro forma condensed combined financial statements, the Company assumed that the 49% non-controlling interest in the ID&T JV, on March 31, 2013 is $23,073 and the Company’s planned increase of its equity ownership in the ID&T JV by 24%, on a pro rata percentage, is preliminarily valued at $11,301. The Company respectfully advises the Staff that these estimates are preliminary and may be revised upon the actual close of the transaction.

Management’s Discussion and Analysis, page 72

Overview, page 72

8.                                Reference is made to the first paragraph on page 74. We note from your disclosure that under the terms of the agreement you were obligate to pay a deposit of AUD$5.0 to the public. Please revise to clarify what is meant by “to the public.”

The Company acknowledges the Staff’s comment and has revised the disclosure to eliminate the “to the public” statement. The Company respectfully advises the Staff that under the terms of the asset contribution agreement entered into with Totem the Company was obligated to pay a deposit of AUD$5.0 million (or $4.8 million as of May 22, 2013) to Totem, which the Company funded on May 22, 2013.

9.                                Reference is made to the first bullet point on page 74. We note from your disclosure that you will pay $5 million in common stock “...at the lower of $12.75 per share or the price to the public in this offering...” Please note that this statement is inconsistent with your disclosure on page 59 which indicates that the common stock issued would be valued at the greater of the price to the public in this offering and $12.75 per share. Please revise to correct this inconsistency.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 to read “… at the lower of $12.75 per share or the price to the public in this offering...,” which is consistent with the disclosure on page 78.

Critical Accounting Policies and Estimates, page 88

Stock-Based Compensation, page 88

Valuation of Common Stock, page 89

10.                         We note the changes that have been made to pages 89 through 92 of MD&A in response to our prior comment number 41. Once you have finalized the valuation of the stock-based compensation grants issued subsequent to March 31, 2013 and determined the expected pricing of the shares to be issued in your initial public offering, please revise the discussion on pages 89 through 92 of MD&A to explain each significant factor contributing to the difference between the fair value at the date of each grant and (1) the estimated IPO price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value determined by that valuation. Also, please revise your disclosure to state clearly that valuations obtained by the unrelated third-party valuation specialist used to support the fair value of the share price of common stock as determined by management were done retrospectively. Furthermore, as previously requested please revise your discussion to explain each significant factor contributing to the difference between the fair value as of the date of each grant and the fair value determined by the valuations obtained by the unrelated valuation specialist.

The Company acknowledges the Staff’s comment and will update the MD&A after the Company has finalized the valuation process for the stock-based compensation grants awarded subsequent to March 31, 2013. Additionally, the Company respectfully advises the Staff that it has updated the disclosure on page 95 to clarify the significant factors that contributed to the difference between the fair value of the Company’s common stock through March 31, 2013, at each grant date for which a differing value was ascribed.  The Company has also clarified that the valuation obtained by an unrelated third party valuation specialist to support the fair value of the per share price of the Company’s common stock, as determined by management, was done retrospectively.

11.                         Reference is made to your disclosure with respect to the exchange of 9,350,000 of warrants in connection with the promissory note and the guarantee of the term loan by Mr.

Sillerman for stock options at substantially identical terms and the exchange of 100,000 warrants and 1,000,000 shares of common stock for 1,100,000 shares of restricted stock on April 23, 2013. Please revise to disclose the fair value of the new grant of $48.3 million and the period over which such amount will be recognized as stock compensation expense.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 96 to disclose that the Company’s preliminary estimate of fair value for the exchanged awards as of April 23, 2013 is $48.3 million and that the Company will recognize the expenses associated with the new grants over their vesting periods, which range from approximately 32 to 35 months.

12.                         We note your disclosure on page 92 that you intend to grant options to employees to purchase approximately 635,000 share of common stock at the initial public offering price immediately prior to closing of this offering. We further note that 10,000 options vest upon issuance. In this regard, please revise to indicate the aggregate amount of compensation costs that will be recognized by the company in connection with these options grants, the period over which it will be recognized in the company’s financial statements and the amount of any charge that will be recognized at the time the options are granted for those options that vest upon issuance.

The Company acknowledges the Staff’s comment and has revised the disclosure to reflect that the Company intends to grant options to purchase 595,000 shares of the Company’s common stock at the initial public offering price, none of which vest upon issuance. Once the offering price or a range of the offering price is determined, the Company will revise the disclosure to include the aggregate amount of compensation costs that will be recognized, the period of expense recognition, which will be five years, and the amount of compensation cost recognized upon issuance.

13.                         We note your revised disclosure in response to our prior comment 42. Please continue to update this section of the filing through the date of the latest amendment to your Form S-1 registration statement to disclose the number and significant terms of any awards and the method and significant assumptions used to value such stock-based compensation grants. Also, once the valuation of the stock-based compensation grants made subsequent to March 31, 2013 has been finalized, please revise MD&A and notes to your financial statements to disclose the methods and significant assumptions that were used to value these stock-based compensation grants. MD&A and the notes to your financial statements should also be revised to disclose the amount of compensation expense to be recognized in connection with these stock-based compensation grants and the period over which it will be recognized in your financial statements.

The Company acknowledges the Staff’s comment and will continue to update the MD&A and relevant notes to the Company’s financial statements when additional stock-based compensation grants are made and when the Company has finalized the valuation of the stock-based compensation grants made subsequent to March 31, 2013.

Business, page 96

14.                         We note in the fourth paragraph on page 109 that your share purchase agreement with i-Motion provides for an earn-out of $1 million based upon meeting certain financial results.

Please revise the notes to the pro forma financial statements to discuss the terms and accounting treatment for the potential earn-out payments in connection with your acquisition of i-Motion, including why it appears that no contingent consideration has been recognized in the pro forma purchase price allocation.

The Company acknowledges the Staff’s comment and has revised the disclosure of the terms of the share purchase agreement entered into with i-Motion on page 59 to include a description of the earn-out payment. Additionally, the Company has included in the table in footnote (4) of the unaudited pro form condensed combined financial statements a preliminary estimate of the earn-out payment as part of the contingent consideration to be paid in the acquisition of i-Motion.

Principal stockholders, page 141

15.                         For ID&T Holding B.V., please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

The Company acknowledges the Staff's comment. The securities initially issued to ID&T Holding B.V. (whose name has since been changed to One of Us B.V.) have been transferred to One of Us Holding B.V. The Company confirms that, following discussions with the stockholder and its attorneys, the parties have determined that no natural persons have voting or investment power over the securities held by One of Us Holding B.V.

Description of capital stock, page 143

16.                         We note your disclosure in the Venue section on page 150. We also note that several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a venue provision in your bylaws, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also revise to include a risk factor that discusses the risks attendant to such a provision.

The Company acknowledges the Staff’s comment and has revised the disclosures on pages 40 and 155 to disclose that a court could rule that the choice of forum provision in the Company’s bylaws is inapplicable or unenforceable and the risks associated with such choice of forum provision.

SFX Entertainment Inc.

Audited Financial Statements, page F-15

Consolidated Statements of Operations, page F-18

17.                         We note from your response to our prior comment number 46 that the company believes that its revenues and costs are generated principally from the sale of services. We also note that sales from services on an actual basis represent 100% and 97.3% of total revenue for the three months ended March 31, 2013 and for the year ended December 31, 2012, respectively. We further note from your response that revenues related to the sales of services include revenue from producing live events and from sales of music over the internet. As it appears that your sales of music over the internet may represent the sale of a product rather than a service, please tell us in further detail the significant terms of such sales arrangements. As part of your response, please indicate whether these sales arrangements result in the purchaser’s download of such music which provides them with permanent access to such music or whether the purchase merely results in access to such music for some limited time period. If your sales arrangements for music sales over the internet result in the purchaser’s permanent access to the music, we believe such revenues represent those derived from the sale of a product rather than a service. Furthermore, if such revenues represent more than 10% of your revenues for any period presented in your financial statements, the revenues and related costs of sales should be separately disclosed in your income statement pursuant to the guidance in Rule 5-03.1 and 2 of Regulation S-X. Please advise or revise as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the sale of music through Beatport provides the purchaser with permanent access to the music, and, as such, the Company has classified these sales as product sales. Because these sales exceed 10% of the Company’s revenue for the three months ended March 31, 2013, the Company has disclosed them separately on its income statement, as well as other income statement disclosures throughout the prospectus, in the form of revenue from products and revenue from services, along with the corresponding direct costs for each source of product and service revenue, in each case, in accordance with the guidance in Rule 5-03.1 and 2 of Regulation S-X.

18.                         Also, we note from your response to our prior comment 46 that fees for sales of food and beverages for consumption at the events are included in sales of services. Please clarify for us whether such amounts represent concession fees charged by you to vendors that sell food and beverages for consumption at the events, or if it also includes revenues from food and beverages sold by you to customers at events. If the latter, please explain why you believe it is appropriate to include such amounts in sales of services, and tell us the percentage of which such amounts comprise total revenues at December 31, 2012 and March 31, 2013. We may have further comment upon receipt of your response.

The Company acknowledges the Staff’s comment and has revised the disclosure in the MD&A on page 79 to clarify that revenue from food and beverage sales consists of the concession fees the Company receives from the sale of food and beverage. In general, third-party vendors provide food and beverage services at the Company’s events and the Company receives a concession fee from such sales.

Note 8. Business Combinations, page F-29

19.                         We note your response to our prior comment number 66 and the changes that have been made to Note 8 in response to our comment. However, we continue to note that although the contingent consideration payable in connection with the MMG Nightlife LLC acquisition has been reflected as part of the purchase consideration in the table on page F-31, it does not appear to be reflected in the purchase price allocation included below. Please revise Note 8 to explain where this liability has been included in the purchase price allocation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included the contingent consideration as part of the consideration transferred in the acquisition of MMG Nightlife LLC, as noted by the Staff. The Company has recognized the contingent consideration fair value of approximately $2.3 million as of December 31, 2012 in the total consideration of approximately

$19.2 million. The Company has allocated the total consideration of approximately $19.2 million (inclusive of the approximately $2.3 million contingent consideration) to the fair value of the MMG Nightlife LLC assets acquired and liabilities assumed in the acquisition. The contingent consideration of approximately $2.3 million is not a liability of MMG Nightlife LLC that the Company has assumed. The Company respectfully advises the Staff that the Company has disclosed the inclusion of the contingent consideration of approximately $2.3 million in other long-term liabilities on the balance sheet of the Company on pages F-17 and F-54.

20.                         Please revise Note 8 to the audited financial statements to explain how the amounts allocated to the various categories of intangible assets recognized in connection with the Disco Productions, Life In Color and MMG Nightlife LLC acquisitions were calculated or determined. Also, please explain how the related useful lives for the various categories of intangible assets recognized were calculated or determined.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 8 to provide additional clarity as to how the Company assessed and calculated the various categories of intangible assets and determined their related useful lives.

21.                         Please revise to include a qualitative description of the factors that make up the goodwill recognized in connection with each of the acquisition transactions disclosed in Note 8. Also, please disclose the amount of goodwill that is expected to be deductible for tax purposes. Refer to the disclosure requirements outlined in ASC 805-30-50-1.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 8 to describe the qualitative factors that comprise goodwill in each acquisition transaction, as well as the amount of corresponding goodwill that the Company expects to be deductible for tax purposes.

Note 19. Subsequent Events, page F-45

22.                         We note your response to our prior comment number 51 and the revisions that have been made to Note 19 and MD&A in response to our prior comment. Please revise Note 19 and Note 20 to your interim financial statements to disclose the significant assumptions that were used to determine the fair value of the replacement awards issued to Mr. Sillerman on April 23, 2013. Also, please revise to disclose the period over which the total value of the exchanged awards of $48.3 million will be recognized in your financial statements as expense commencing April 2013.

The Company acknowledges the Staff’s comment and has revised the disclosure related to Mr. Sillerman’s replacement awards in Note 19 in the Company’s audited financial statements and Note 20 in the Company’s interim financial statements to include the significant assumptions used to determine the fair value of those awards on April 23, 2013 and the period over which the total value of the exchanged awards will be recognized in the Company’s financial statements.

23.                         We note from the last paragraph of your response to our prior comment 51 that the company believes the expense associated with the exchanged equity awards is a prospective cost beginning in April 2013 and any pro forma treatment would be duplicative of the expense already reflected in the pro forma results for the existing loan guarantee. Please explain to us in detail the business purpose for this exchange transaction. As it appears that this transaction will provide Mr. Sillerman with additional stock-based compensation (over that previously granted through the prior warrant grants), and it appears that it is directly attributable to the company’s planned public offering since it was made subsequent to the filing of your S-1, it appears that the expense associated with the stock-based compensation grants should be included in pro forma adjustments to the Company’s pro forma statements of operations included elsewhere in the registration statement pursuant to Rule 11-02(b)(6) of Regulation S-X. Additionally, it appears a pro forma adjustment should be made to the pro forma balance sheet giving effect to the capital contribution resulting from the cancelled warrants. Please revise or advise as appropriate.

The Company acknowledges the Staff’s comment and has revised footnote (14) to the Company’s unaudited pro forma condensed combined financial statements to include a discussion of the exchange of the awards and has included the corresponding expense related to the new awards in the unaudited pro forma condensed combined statement of operations.  The Company respectfully advises the Staff that as part of the issuance of the original securities, they were credited through equity with an offsetting amount in deferred financing costs. Therefore, when the original securities were canceled, no additional adjustment to equity was required. Deferred financing costs will continue to be amortized as an interest expense of the First Lien Term Loan Facility.

In response to the Staff’s comment regarding the business purpose of the exchange transaction,  the Company respectfully advises the Staff that the business purpose was to make the award subject to vesting.  The Company’s committee of independent directors, which approved the original warrant grants to Mr. Sillerman, notified the Company that, upon further review, the committee did not believe that the warrants issued to Mr. Sillerman accurately reflected the intent of the awards they had  approved. It was the intention of the directors that significant vesting requirements be included in the provisions of the awards as an additional incentive to Mr. Sillerman to continue in his management role, including his obligation to support the current and future financing needs of the Company. In order to correct this difference, the Company completed the exchange transaction with the resulting stock-based compensation awards being issued under the Company’s equity compensation plans and becoming subject to significant vesting requirements.

SFX Entertainment Inc.

Interim Financial Statements, page F-53

Consolidated Balance Sheets, page F-54

24.                         We note that the company’s recorded goodwill balance has increased significantly during the three months ended March 31, 2013 due to recent acquisition transactions. Please revise the notes to the company’s interim financial statements to include a reconciliation of the company’s recorded goodwill balance from December 31, 2012 to March 31, 2013. Refer to the disclosure requirements outlined in ASC 350-20-50-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the disclosure requirements under ASC 350-20-50-1 are appropriately disclosed on pages F-62 and F-63.  In regards to the segment disclosure requirement under ASC 305-20-50-1, the Company respectfully advises the Staff that, as confirmed in the Company’s response to the Staff’s comment 28, the Company will make all appropriate segment disclosures for goodwill once the Comapny has revised for segment reporting for the second quarter ended June 30, 2013.

Note 12. Stock-based compensation, page F-74

25.                         We note from your disclosure on page F-74 that 1,150,000 options were issued to nonemployees to purchase shares of your common stock during the quarter ended March

31, 2013. Please revise your notes to the interim financial statements to disclose the nature and terms of the options granted to nonemployees. Please revise your notes to also include the disclosures required by ASC 718-10-50 for nonemployee stock options separate from employee stock options pursuant to ASC 718-10-50-2g.

The Company acknowledges the Staff’s comment and has revised the disclosures in Note 12 of the interim financial statement to disclose the nature and terms of the options granted to nonemployees and to separate the options granted to nonemployees from the options granted to employees.

Note 13. Capital Stock, page F-76

26.                         We note the changes that have been made to Note 13 to your interim financial statements in response to our prior comment numbers 47 and 48. Please tell us and revise Note 13 to explain how the company determined the amount reflected in temporary equity related to the ID&T transactions. In this regard, the disclosure in the table at the top of page F-77 indicates that the shares issued in the ID&T transactions are subject to repurchase at a price of $20,000 in the aggregate while the table at the bottom of page F-77 indicates the amount reflected in temporary equity associated with these shares is $24,380. Please revise to explain the facts or circumstances responsible for the differences between these amounts.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on pages F-79 and F-80 to clarify that the repurchase rights table only outlines the amount that the counterparty has a right to require the Company to repurchase if the Company’s initial public offering does not take place on or before the contracted date(s). Footnote (b) to the table, which sets forth the changes in redeemable common stock, has been expanded to clarify that the $24,380 consists of the fair value of the common stock at the date of the respective transactions with ID&T, which consists of (i) 2,000,000 shares of common stock at $5.00 per share ($10,000) related to the ID&T JV acquisition and (ii) 2,000,000 shares of common stock at $7.19 per share ($14,380) related to the ID&T Option.

Note 14. Loss per share of common stock

27.                         We note your response to our prior comment 65 but reissue. Your response indicates that you revised the notes to the financial statement to disclose all warrants were excluded from the calculation of diluted shares outstanding; however, Note 16 of the audited financial statements and Note 14 of the interim financial statements continue to state otherwise. In this regard, please explain why the notes to audited and interim financial statements indicate that 100,000 and 6,800,000 potential warrants, respectively, are excluded from diluted loss per share when you issued 2,200,000 warrants to Mr. Sillerman during the fiscal year ended December 31, 2012, and 7,250,000 warrants to Mr. Sillerman and 500,000 warrants in connection with the ID&T transaction during the quarter ended March 31, 2013. Alternatively, please revise your disclosures to correct this inconsistency.

The Company acknowledges the Staff’s comment and has revised the disclosures in Note 16 of the audited financial statements and Note 14 of the interim financial statements to state that the calculation of diluted loss per share also excludes 2,100,000 warrants issued on December 31, 2012 and 3,150,000 warrants issued on March 31, 2013 that were potentially dilutive, because the strike price of such warrants was not less than the fair value of the Company’s common stock at December 31, 2012 and March 31, 2013, respectively.

Note 18. Segment Reporting, page F-81

28.                         We note your response to our prior comment 69 that as a result of the change in reporting segments, starting in the second quarter ended June 30, 2013, you will reflect Beatport as a separate reportable segment and will restate the corresponding information in prior periods. Please note that restatement of such information must occur prior to the effectiveness of your pending registration statement in addition to being reflected no later than the second quarter ended June 30, 2013. Please confirm your understanding of this matter in your next response to us.

The Company acknowledges the Staff’s comment and confirms its understanding of this matter.  The Company will reflect the changes in its reporting for the second quarter ended June 30, 2013.

Note 20. Subsequent Events, page F-71

29.                         We note your response to our prior comment number 70 and the disclosure that has been added to page F-84 in response to our prior comment. Please revise Note 20 to explain why you believe it is appropriate to account for the earn-out payments that must be paid to the minority interest holders in Made as dividend or equity distributions rather than as compensation expense or as part of the purchase considerations. Refer to the guidance outlined in ASC 805-10-55-24 and 25.

The Company acknowledges the Staff’s comment and respectfully advises the Staff, as outlined in the Company’s response to comment 2, that the Company has preliminarily reassessed the terms of these payments and will treat these payments as contingent consideration for the purposes of the unaudited pro forma condensed combined financial statements, which is how the Company expects these payments will be treated once the acquisition of Made is consummated. The Company has revised Note 20 to disclose that the Company has initially assessed such payments to be part of the purchase price, consistent with the treatment in the Company’s unaudited pro forma condensed combined financial statements. However, as the Company has not consummated the acquisition of Made, these amounts and accounting treatment are preliminary.  The Company will complete its final assessment after the Made acquisition has been consummated.

ID&T Holdings B.V.

Interim Financial Statements

Consolidated Statements of Operations, page F-146

30.                         We note your response to our prior comment number 72 and the changes that have been made to Note 1 to the financial statements in response to our prior comment. Please tell us and revise the notes to the financial statements to explain how you calculated or determined the fair value of the SFX warrants received in connection with the sale of a 51% interest in ID&T North American as well as the written call options on the SFX shares.

The Company acknowledges the Staff’s comment and has requested that ID&T revise Note 1 to ID&T’s financial statements to reflect the method in which the fair value of the Closing Warrants, EBITDA Warrants and the Call Options issued to ID&T by the Company were valued and the assumptions that were used in that evaluation using a binomial option model.

As revised, Note 1 provides that the fair value of the Closing Warrants, EBITDA Warrants and Call Options were calculated using an enhanced binomial option model. The following assumptions were used to calculate the fair value of the Closing Warrants on the date they were issued to the Company:

Risk-free interest rate	0.40 – 0.85%
Dividend yield	–
Volatility factor	45.0 – 65.0%
Term to maturity from issuance	3 – 5 years

The following assumptions were used to calculate the fair value of the EBITDA Warrants:

Risk-free interest rate	0.11 – 0.67%
Dividend yield	–
Volatility factor	35.0 – 50.0%
Term to maturity from issuance	0.20 – 4.20 years

The following assumptions were used to calculate the fair value of the Call Options:

Risk-free interest rate	0.34 – 0.77%
Dividend yield	–
Volatility factor	45.0 – 65.0%
Term to maturity from issuance	2.62 – 4.62 years

Item 16. Exhibits and financial statement schedules, page II-3

31.                         Please file the Form of Underwriting Agreement and the Opinion of Reed Smith LLP with your next amendment or tell us when you intend to file them. Please note that we may have comments upon review.

The Company has filed the form of underwriting agreement and the opinion of Reed Smith LLP.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 549-0393.

Sincerely,
/s/ ARON IZOWER
Aron Izower
Reed Smith LLP

Attachments

cc:	Howard J. Tytel, SFX Entertainment, Inc.
Jason Barr, Reed Smith LLP

			Sillerman Consideration for Guarantee		Total DFCs		Total Discount
Period	Amortization	Discount	Common Stock	Warrants	Debt	Total DFCs	& DFCs
		(1,290,000)	(5,000,000)	(20,430,000)	(2,284,879)	(27,714,879)	(29,004,879)
		4%	17%	70%	8%	96%	100%

Jan-12	1,090,393	48,496	187,967	768,034	85,896	1,041,898	1,090,393
Feb-12	1,138,337	50,628	196,232	801,804	89,673	1,087,710	1,138,337
Mar-12	1,188,390	52,854	204,860	837,059	93,616	1,135,536	1,188,390
Apr-12	1,240,643	55,178	213,868	873,864	97,732	1,185,465	1,240,643
May-12	1,295,193	57,604	223,272	912,288	102,030	1,237,589	1,295,193
Jun-12	1,352,142	60,137	233,089	952,401	106,516	1,292,005	1,352,142
Jul-12	1,411,595	62,781	243,338	994,277	111,199	1,348,814	1,411,595
Aug-12	1,473,663	65,542	254,037	1,037,995	116,089	1,408,121	1,473,663
Sep-12	1,538,459	68,423	265,207	1,083,636	121,193	1,470,036	1,538,459
Oct-13	1,606,104	71,432	276,868	1,131,283	126,522	1,534,673	1,606,104
Nov-12	1,676,724	74,573	289,042	1,181,025	132,085	1,602,151	1,676,724
Dec-12	1,750,449	77,852	301,751	1,232,954	137,893	1,672,597	1,750,449
Jan-13	1,827,416	81,275	315,019	1,287,166	143,956	1,746,141	1,827,416
Feb-13	1,907,766	84,848	328,870	1,343,762	150,286	1,822,918	1,907,766
Mar-13	1,991,650	88,579	343,330	1,402,847	156,894	1,903,071	1,991,650
Apr-13	2,079,222	92,474	358,426	1,464,530	163,792	1,986,748	2,079,222
May-13	2,170,645	96,540	374,186	1,528,924	170,994	2,074,105	2,170,645
Jun-13	2,266,087	100,785	390,639	1,596,151	178,513	2,165,302	2,266,087
		0	0	0	0	0	0

Tern Loan DFCs & Discount Amortization

FACE AMOUNT OF TERM LOAN	$64,500,000

LESS ISSUANCE COSTS & DISCOUNT	$(29,004,879)

NET PROCEEDS	$35,495,121

Common stock for guarantee	(5,000,000)	17.2%
Warrants for guarantee	(20,430,000)	70.4%
Discount - 2%	(1,290,000)	4.4%
DFCs	(2,284,879)	7.9%
Total debt and issuance discounts	(29,004,879)	100.0%

INTEREST RATE	8.75%
DISCOUNT RATE	52.76%

QTR	PERIOD	STARTING VALUE	DISCOUNT AMORTIZATION	INTEREST ACCRUALS	INTEREST PAYMENTS	PRINCIPAL PAYMENTS	ENDING VALUE	REMAINING AMORTIZATION	REMAINING DEBT	EFFECTIVE INTEREST RATE
	1-Jan-12	35,495,121					35,495,121	29,004,879	64,500,000

1	Jan-12	35,495,121	1,090,393	470,313	(470,313)	—	36,585,514	27,914,486	64,500,000	52.76%
2	Feb-12	36,585,514	1,138,337	470,313	(470,313)	—	37,723,852	26,776,148	64,500,000	52.76%
3	Mar-12	37,723,852	1,188,390	470,313	(470,313)	—	38,912,241	25,587,759	64,500,000	52.76%
4	Apr-12	38,912,241	1,240,643	470,313	(470,313)	—	40,152,884	24,347,116	64,500,000	52.76%
5	May-12	40,152,884	1,295,193	470,313	(470,313)	—	41,448,077	23,051,923	64,500,000	52.76%
6	Jun-12	41,448,077	1,352,142	470,313	(470,313)	—	42,800,220	21,699,780	64,500,000	52.76%
7	Jul-12	42,800,220	1,411,595	470,313	(470,313)	—	44,211,815	20,288,185	64,500,000	52.76%
8	Aug-12	44,211,815	1,473,663	470,313	(470,313)	—	45,685,478	18,814,522	64,500,000	52.76%
9	Sep-12	45,685,478	1,538,459	470,313	(470,313)	—	47,223,937	17,276,063	64,500,000	52.76%
10	Oct-13	47,223,937	1,606,104	470,313	(470,313)	—	48,830,041	15,669,959	64,500,000	52.76%
11	Nov-12	48,830,041	1,676,724	470,313	(470,313)	—	50,506,766	13,993,234	64,500,000	52.76%
12	Dec-12	50,506,766	1,750,449	470,313	(470,313)	—	52,257,215	12,242,785	64,500,000	52.76%
13	Jan-13	52,257,215	1,827,416	470,313	(470,313)	—	54,084,630	10,415,370	64,500,000	52.76%
14	Feb-13	54,084,630	1,907,766	470,313	(470,313)	—	55,992,397	8,507,603	64,500,000	52.76%
15	Mar-13	55,992,397	1,991,650	470,313	(470,313)	—	57,984,047	6,515,953	64,500,000	52.76%
16	Apr-13	57,984,047	2,079,222	470,313	(470,313)	—	60,063,269	4,436,731	64,500,000	52.76%
17	May-13	60,063,269	2,170,645	470,313	(470,313)	—	62,233,913	2,266,087	64,500,000	52.76%
18	Jun-13	62,233,913	2,266,087	470,313	(470,313)	(64,500,000.0)	0	(0)	0

2